UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2008

Commission File Number 001-13882

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐ - NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 of Telecom Italia Capital S.A. (Registration No. 333-127351) and Telecom Italia S.p.A. (Registration No. 333-127351-01) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TELECOM ITALIA GROUP RESULTS FOR THE QUARTER ENDED MARCH 31, 2008

On May 9, 2008, the Board of Directors of Telecom Italia examined and approved the Group’s results for the three months ended March 31, 2008.

Selected Financial and Statistical Information

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as follows:

•	with respect to the income statement information, the unaudited financial data for the three-month periods ended March 31, 2008 and 2007; and

•	with respect to the balance sheet information, the unaudited financial data as of March 31, 2008 and the audited financial data as of December 31, 2007.

In the opinion of the management of Telecom Italia, the unaudited interim consolidated financial data of the Telecom Italia Group reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of Telecom Italia Group’s consolidated results of operations for the unaudited interim periods. Results for the three-month period ended March 31, 2008, are not necessarily indicative of results that may be expected for the entire year.

The accompanying consolidated financial data has been prepared in accordance with IFRS as issued by IASB.

	Three months ended March 31,
	2008	2007
	(Unaudited) (millions of Euro, except percentages and per share amounts)
Income Statement Data:
Revenues	7,298	7,475

Operating profit	1,528	1,817

Profit from continuing operations	557	835
Profit (loss) from Discontinued operations/Non-current assets held for sale	(75)	(60)

Profit for the period	482	775

of which:
• Profit attributable to equity holders of the Parent (1)	501	775
• Profit (loss) attributable to Minority Interest	(19)	—

	Three months ended March 31,
	2008	2007
	(Unaudited)
Financial Ratios:
• Revenues/Employees (average number in the Group) (thousands of €) (2)	94.3	96.2
• Operating profit/Revenues (ROS) (%)	20.9	24.3

Basic and Diluted earnings per Share (EPS) (3):
• Ordinary Share	0.03	0.04
• Savings Share	0.04	0.05
Of which:
• From continuing operations:
• Ordinary Share	0.03	0.04
• Savings Share	0.04	0.05
• From Discontinued operations/Non-current assets held for sale:
• Ordinary Share	—	—
• Savings Share	—	—

	As of March 31, 2008	As of December 31, 2007
	(Unaudited)
	(millions of Euro, except percentages and employees)
Balance Sheet Data:
Total Assets	85,885	87,425

Equity:
• Equity attributable to equity holders of the Parent	26,178	25,922
• Equity attributable to Minority Interest	973	1,063

Total Equity	27,151	26,985

Total Liabilities	58,734	60,440

Total Equity and Liabilities	85,885	87,425

Share capital(4)	10,605	10,605

Financial Ratios:
• Net financial debt/Net invested capital (debt ratio)(%)(5)	56.6	57.0
• Employees (number in the Group at period-end, including employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale and personnel with temporary work contracts) (6)	83,221	83,429

	Three months ended March 31,
	2008	2007
	(Unaudited) (millions of Euro)
Cash Flows from (used in) Operating Activities	1,934	2,342
Cash Flows from (used in) Investing Activities	(1,667)	(1,708)
Cash Flows from (used in) Financing Activities	(1,633)	(1,515)
Cash Flows from (used in) Discontinued operations/Non-current assets held for sale	(24)	45

Aggregate Cash Flows	(1,390)	(836)

	As of and for the period ended
	March 31, 2008	December 31, 2007
	(Unaudited)
Statistical Data:
Domestic Fixed:
Fixed network connections in Italy (thousands)	21,648	22,124
Physical accesses (Consumer + Business) (thousands)	18,797	19,221
Voice pricing plans (thousands)	6,243	6,375
BroadBand Accesses in Italy (thousands)	7,728	7,590
Virgilio page views powered by Alice for the period (millions)	4,037	14,737
Virgilio powered by Alice average monthly single visitors (millions)	25.3	21.7
Network infrastructure in Italy:
• access network in copper (millions of km—pair)	106.8	106.8
• access network and transport in optical fiber (millions of km of fiber)	3.8	3.8
Network infrastructure abroad:
• European backbone (km of fiber)	55,000	55,000
• Mediterranean (km of submarine cable)	7,000	7,000
• South America (km of fiber)	30,000	30,000
Domestic Mobile:
Mobile telephone lines in Italy at period-end (thousands)	35,930	36,331
Prepaid lines at period-end (thousands) (7)	30,221	30,834
European BroadBand:
BroadBand accesses in Europe at period-end (thousands)(8)	2,558	2,537
Brazil Mobile:
Mobile telephone lines in Brazil at period-end (thousands)	32,533	31,254
Media:
La7 average audience share Free to Air (analog mode) for the period (%)	3.1	3.0
La7 average audience share Free to Air (analog mode) for the last month of the period (%)	3.1	3.1

(1)	“Parent” means Telecom Italia S.p.A.

(2)	The average number of employees in the Group (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale and including personnel with temp work contracts) was 77,374 in the three months ended March 31, 2008 and 77,687 in the three months ended March 31, 2007.

(3)	In accordance with IAS 33 (Earnings per share), basic earnings per Ordinary Share is calculated by dividing the Group’s profit available to shareholders by the weighted average number of shares outstanding during the period, excluding treasury shares. Since Telecom Italia has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

•	Ordinary Shares was 13,254,973,832 for the three months ended March 31, 2008 and 13,254,923,109 for the three months ended March 31, 2007;

•	Savings Shares was 6,026,120,661 for the three months ended March 31, 2008 and 2007.

For diluted earnings per share the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. The Group’s profit is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

(4)	Share capital represents share capital issued net of the par value of treasury shares.

(5)	Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the U.S. Securities Exchange Act of 1934, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides a useful indicator of our ability to meet our financial obligations (represented by gross debt) by our available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to equity (including Minority Interest), or leverage, are used by our management to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or Net Financial Debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Our management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and outside Italy, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian Annual Report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

	As of March 31, 2008	As of December 31, 2007
	(Unaudited)
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Financial payables	34,005	35,241
—Finance lease liabilities	1,802	1,809
—Other financial liabilities	—	1

	35,807	37,051

Current financial liabilities (Short-term debt), excluding financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
—Financial payables	6,023	6,315
—Finance lease liabilities	263	262
—Other financial liabilities	8	8

	6,294	6,585

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	776	—

TOTAL GROSS FINANCIAL DEBT (A)	42,877	43,636

FINANCIAL ASSETS
Non-current financial assets
—Securities other than investments	14	9
—Financial receivables and other non-current financial assets	919	686

	933	695

Current financial assets, excluding financial assets classified under Discontinued operations/Non-current assets held for sale
—Securities	234	390
—Financial receivables and other current financial assets	1,182	377
—Cash and cash equivalents	5,068	6,473

	6,484	7,240

Financial assets classified under Discontinued operations/Non-current assets held for sale	24	—

TOTAL FINANCIAL ASSETS (B)	7,441	7,935

NET FINANCIAL DEBT (A-B)	35,436	35,701

(6)	Includes 1,356 units as of March 31, 2008 and 1,360 units as of December 31, 2007 of the Liberty Surf Group. Starting from January 1, 2008, the Liberty Surf group is treated as a Non-current assets held for sale.

(7)	Excludes “not-human” Subscriber Identity Modules (SIM).

(8)	Data as of March 31, 2008 and December 31, 2007, exclude 954 thousands and 902 thousands of BroadBand accesses, respectively, related to the Liberty Surf group, which is in process of being sold. For accounting purposes it is treated as a Non-current assets held for sale as of January 1, 2008.

Telecom Italia Group Consolidated Results

❖ Revenues

For the three months ended March 31, 2008, revenues were €7,298 million compared to €7,475 million for the three months ended March 31, 2007 (a decrease of €177 million, or 2.4%), and were impacted in particular by the decrease in revenues of the Domestic Business Unit which, among other things, was adversely affected by the following regulatory changes:

•

application of the “Bersani Decree” starting from March 2007 (a decrease of €125 million), pursuant to which, among other things, Telecom Italia has eliminated recharging fees for all rate plans and traffic purchased by Telecom Italia customers with pre-paid cards no longer expires and can be transferred free to another Telecom Italia number in that or another customer’s name;

•	reduction in the termination rates which occurred in the second half of 2007 (a decrease of €66 million);

•	rate adjustments for international roaming traffic within the EU (a decrease of €45 million); and

•	changes in prices for regulated wholesale services of bitstream (a decrease of €24 million).

Overall, as a result of these regulatory changes, revenues declined by €260 million.

❖ Operating Profit

Operating profit was €1,528 million for the three months ended March 31, 2008 compared to €1,817 million for the three months ended March 31, 2007, a decrease of €289 million, or 15.9%.

As a percentage of revenues, operating profit was 20.9% for the three months ended March 31, 2008 (24.3% for the three months ended March 31, 2007).

In particular, such decrease was in part due to:

•

negative impact of the above-mentioned regulatory changes of approximately €219 million (€125 million due to the Bersani Decree, €24 million due to the reduction in regulated wholesale services of bitstream, €38 million due to changes in the termination rates and €32 million due to rate adjustments to international roaming traffic tariffs);

•

the increased level of depreciation and amortization expenses of €90 million (from €1,373 million for the three months ended March 31, 2007 to €1,463 million for the three months ended March 31, 2008).

As regards the increased level of depreciation and amortization, please note that:

•	amortization of intangible assets with a finite useful life increased by €48 million, mainly in connection with higher amortization charges on capitalized Subscriber Acquisition Costs (“SAC”); and

•

depreciation of tangible assets (owned and held under finance lease) increased by €42 million, mainly in connection with the higher capital expenditures for the development of infrastructure for the Domestic business.

❖ Profit attributable to equity holders of the Parent

Profit attributable to equity holders of the Parent was €501 million for the three months ended March 31, 2008 (€482 million including Minority Interest), compared to €775 million for the three months ended March 31, 2007 (the same amount including Minority Interest), a decrease of €274 million, or 35.4%. Such decrease was due to the following factors:

•	operating profit decreased by €289 million;

•	share of profits of associates and joint ventures accounted for using the equity method decreased by €10 million;

•	higher finance expenses, net of finance income, of €148 million;

•	lower income tax expense of €169 million, which offset the decrease in part;

•	higher loss from Discontinued operations/Non-current assets held for sale of €15 million; and

•	higher loss attributable to Minority Interest of €19 million, which offset the decrease in part.

❖ Capital Expenditures

Capital expenditures for the three months ended March 31, 2008 were €1,228 million, compared to €1,128 million for the three months ended March 31, 2007 (an increase of €100 million, or 8.9%). This was mainly due to higher investments in the Domestic Business Unit (an increase of €103 million) and Brazil Mobile Business Unit (an increase of €23 million).

Business Units

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Unit:

		Domestic	European BroadBand	Brazil Mobile	Media		Olivetti		Other operations	Adjustments and eliminations		Consolidated Total
(millions of Euro, except number of employees)
Revenues(1)	1st Quarter 2008 1st Quarter 2007	5,619 6,009	323 216	1,224 1,100	74 58		83 83		76 60	(101 (51	) )	7,298 7,475

Operating profit (loss)	1st Quarter 2008 1st Quarter 2007	1,566 1,790	6 22	(17 16)	(37 (26	) )	(9 (14	) )	17 15	2 14		1,528 1,817

Capital expenditures	1st Quarter 2008 1st Quarter 2007	970 867	100 110	139 116	18 30		1 2		1 3	(1 —)		1,228 1,128

Number of employees at period-end	March 31, 2008 (2) December 31, 2007(3)	64,160 64,362	3,157 3,191	10,081 10,030	1,047 1,016		1,259 1,279		2,161 2,191	— —		81,865 82,069

(1)	Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same business area).

(2)	Number of employees at period–end excludes employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale, and includes personnel with temporary work contracts.

(3)	The data at December 31, 2007, has been restated for purposes of comparison by considering the Liberty Surf group among Non-current assets held for sale.

The table below sets forth revenues, operating profit (loss), profit (loss) from Discontinued operations/Non-current assets held for sale, capital expenditures and number of employees of the Liberty Surf group activities considered as a Non-current assets held for sale:

Discontinued operations/Non-current assets held for sale
		Liberty Surf group		Others, adjustments and eliminations		Total
(millions of Euro, except number of employees)
Revenues	1st Quarter 2008 1st Quarter 2007	117 88		(39 (23	) )	78 65

Operating profit (loss)	1st Quarter 2008 1st Quarter 2007	(64 (54	) )	— —		(64 (54	) )

Profit (loss) from Discontinued operations/Non-current assets held for sale	1st Quarter 2008 1st Quarter 2007	(75 (60	) )	— —		(75 (60	) )

Capital expenditures	1st Quarter 2008 1st Quarter 2007	39 32		— —		39 32

Number of employees at period-end	March 31, 2008 December 31, 2007	1,356 1,360		— —		1,356 1,360

❖ Domestic Business Unit

For the first three months of 2008, revenues were €5,619 million, a decrease of €390 million or 6.5% compared to the first quarter of 2007.

Revenues were impacted by the above-mentioned regulatory changes for a total amount of €260 million.

A breakdown of the various components of the Business Unit’s revenues is as follows:

	Three months ended March 31,
	2008	2007
	(millions of Euro)
Gross revenues	5,619	6,009

of which:
• Fixed Telecommunications	3,746	3,989
• Mobile Telecommunications	2,236	2,365
• Eliminations and central functions contribution	(363)	(345)

An analysis of the main components of the Business Unit’s revenues is as follows:

•	Revenues from Fixed Telecommunications decreased by €243 million, or 6.1%, from €3,989 million in the first quarter of 2007 to €3,746 million in the first quarter of 2008.

The performance of the major business areas was as follows:

Retail Telephone

Revenues from Retail Telephone services were €1,970 million in the first quarter of 2008, a decrease of €191 million (or 8.8%) compared to the first quarter of 2007. With respect to traffic, the decrease (€104 million) was due to lower volumes and prices, especially on fixed-mobile and domestic traffic. The decrease in volumes was affected by the migration from fixed to mobile traffic and the reduction in the average customer base, while the decrease in prices was influenced by the cut in fixed-mobile termination rates and by higher penetration of flat rate plans. The smaller customer base also led to a strong contraction in traditional access revenues.

Internet

Revenues generated by the Internet area, were €406 million in the first quarter of 2008, an increase of €53 million (or 15%) compared to the first quarter of 2007.

The overall portfolio of BroadBand accesses in the domestic market reached 7.7 million, of which 6.5 million were Retail. The strategy of encouraging the migration of customers to higher value offers continues in order to stabilize average revenue per unit (“ARPU”). In particular, Flat and Semiflat rate plans reached 73% of the entire Retail BroadBand customer portfolio and the VoIP customer portfolio grew to 1.5 million accesses representing about 23% of total Retail BroadBand accesses. Expansion is also moving forward in IPTV services on the Consumer market and in the development of web content and services.

Data Business

Revenues from the Data Business area, equal to €383 million in the first quarter of 2008, declined by €10 million (2.5%) compared to the first quarter of 2007. This decline was due to ever-fiercer competition on the Corporate client market and the revision in June 2007 of contract prices with the Public Administration. Differently, ICT services continued to show a dynamic growth, increasing by €10 million (7.1%) compared to the first quarter of 2007.

Wholesale

Revenues from Wholesale services amounted to €905 million in the first quarter of 2008 and showed an overall decrease of €87 million (8.8%) compared to the first quarter of 2007.

Revenues from domestic wholesale services amounted to €585 million, an increase of €24 million (4.3%) compared to the first quarter of 2007. International wholesale services recorded revenues of €320 million in the first quarter of 2008, a decrease of €111 million, or 25.8%, compared to the first quarter of 2007, due to the decline in transit traffic arising from the termination of certain contracts starting from the second quarter of 2007.

•	Revenues from Mobile Telecommunications, equal to €2,236 million in the first quarter of 2008, decreased by 5.5% compared to the first quarter of 2007.

Revenues were affected by the negative impact of the Bersani Decree, the change in fixed-mobile termination rates and the rate adjustment for international roaming traffic within the European Union in accordance with rulings by the European Commission.

Revenues from Value-Added Services (“VAS”) totaling €518 million, continued to grow, compared to the first quarter of 2007. This represented an increase of 15% which was attributable to continuing innovation in the offering portfolio and greater penetration of interactive and mobile BroadBand services (revenues from domestic browsing +48%). The percentage of VAS to total service revenues is now 24.2% (19.8% in the first quarter of 2007).

“Telephone” revenues were €1,549 million in the first quarter of 2008 and show a decrease of €192 million (or 11%) compared to the first quarter of 2007, that was entirely attributable to the aforementioned negative impact of the regulatory changes.

Revenues from the sale of handsets totaled €100 million in the first quarter of 2008, an increase of €9 million compared to the first quarter of 2007, as the result of an enhanced mix of products sold.

At March 31, 2008, the number of Telecom Italia mobile lines was 35.9 million (of which 6.3 million were UMTS, totaling 17.6% of total lines), with a growth of 2.4 million compared to March 31, 2007, and a market share at 39.7%.

Operating profit decreased by €224 million in the first quarter of 2008, or 12.5%, from €1,790 million in the first quarter of 2007 to €1,566 million in the first quarter of 2008, with the percentage of Operating profit to revenues at 27.9% (29.8% in the first quarter of 2007).

Operating profit was adversely impacted by the above-mentioned regulatory changes which reduced operating profit by €219 million.

Capital expenditures were €970 million in the first three months of 2008, an increase of €103 million compared to the same period in 2007, with the percentage of capital expenditures to revenues at 17.3% (14.4% in the first quarter of 2007).

❖ European BroadBand Business Unit

Gross revenues were €323 million in the first three months of 2008, an increase of €107 million, or 49.5%, compared to the first quarter of 2007. Such increase was due to the growth in the BroadBand customer portfolio which at March 31, 2008 reached over 2.5 million accesses.

Operating profit decreased by €16 million (or 72.7%) (from a profit of €22 million in first quarter of 2007 to a profit of €6 million in first quarter of 2008). This decline was mainly due to the increase in depreciation and amortization expenses (€23 million). Such increase was due to both significant level of capital expenditures in network infrastructures and information support systems, carried out at the end of 2007, and costs associated with the activation of new customers.

Capital expenditures were €100 million in the first three months of 2008, a decrease of €10 million compared to the same period in 2007.

❖ Brasil Mobile Business Unit

Gross revenues were €1,224 million in the first quarter of 2008 compared to €1,100 million in the first quarter of 2007, an increase of €124 million, or 11.3%. The increase was mainly due to the continuing expansion of the customer base (32.5 million mobile lines at March 31, 2008 compared with 31.3 million mobile lines at December 31, 2007). The strong increase in the customer base, the higher penetration among lower income classes, and competition based on promotions, resulted in a decrease in ARPU of €1.10 (from €12.82 in March 2007 to €11.72 in March 2008).

Operating loss was €17 million in the first quarter of 2008 compared to an operating profit of €16 million in the first quarter of 2007, a decrease of €33 million. Such decrease was mainly due to higher competition which eroded prices and therefore margins on services, and to increased provisions for bad debts which essentially arose from the telesales marketing channel only partly offset by lower depreciation expenses due to the completion of the depreciation process of the TDMA network.

Capital expenditures were €139 million in the first three months of 2008, an increase of €23 million compared to the same period in 2007, mainly due to the increase of the customer base. Network and IT investments included also the start-up of 3G network infrastructure, the license for which will be recorded in the second quarter of 2008.

❖ Media Business Unit

Gross revenues increased by €16 million, or 27.6%, from €58 million in the first three months of 2007 to €74 million in the first three months of 2008.

In particular:

•	revenues from analog Free to Air amounted to €36 million in the first three months of 2008, a decrease of 7% (or €3 million) compared to the first three months of 2007;

•	revenues from the Multimedia sector amounted to €7 million in the first three months of 2008, an increase of 37.3% compared to the first three months of 2007 (€5 million);

•

revenues from Digital Terrestrial TV (“DTT”) operations amounted to €29 million in the first three months of 2008, an increase of 136.6% compared to the first three months of 2007. The increase in revenues benefited from the development of the commercial “La7 Cartapiù” offering and was achieved partly as a result of the positive contribution arising from the agreements reached with Mediaset and Telecom Italia for broadcasting the audio-visual content of the Italian Premier League soccer games;

•	revenues from the News sector amounted to €2 million in the first three months of 2008, an increase of 9.5% compared to the first three months of 2007.

Operating loss increased by €11 million, or 42.3%, from a loss of €26 million in the first three months of 2007 to a loss of €37 million in the first three months of 2008.

Capital expenditures were €18 million in the first three months of 2008, a decrease of €12 million compared to the same period in 2007. Such capital expenditures refer mainly to the operations for the Television area which include the acquisition of the television rights (€14 million).

❖ Olivetti

Gross revenues were €83 million in the first quarter of 2008 and remain unchanged compared with the same period in 2007.

Operating loss decreased by €5 million, or 35.7%, from a loss of €14 million in the first three months of 2007 to a loss of €9 million in the first three months of 2008.

Capital expenditures were €1 million in the first three months of 2008, a decrease of €1 million compared to the same period in 2007.

CONSOLIDATED INCOME STATEMENTS FOR THE THREE MONTHS ENDED

MARCH 31, 2008 AND 2007

	1ST Quarter 2008	1ST Quarter 2007
	(millions of Euro)
	(Unaudited)
Revenues	7,298	7,475
Other income	94	73

Total operating revenues and other income	7,392	7,548

Acquisition of goods and services	(3,149)	(3,165)
Employee benefits expenses	(991)	(997)
Other operating expenses	(449)	(373)
Changes in inventories	29	35
Internally generated assets	134	130
Depreciation and amortization	(1,463)	(1,373)
Gains (losses) on disposals of non-current assets	25	12
Impairment reversals (losses) on non-current assets	—	—

Operating profit	1,528	1,817

Share of profits (losses) of associates and joint ventures accounted for using the equity method	19	29
Finance income	1,261	1,064
Finance expenses	(1,859)	(1,514)

Profit before tax from continuing operations	949	1,396
Income tax expense	(392)	(561)

Profit from continuing operations	557	835
Profit (loss) from Discontinued operations/Non-current assets held for sale	(75)	(60)

Profit for the period	482	775
Of which:
• Profit attributable to equity holders of the Parent	501	775
• Profit (loss) attributable to Minority Interest	(19)	—

	1ST Quarter 2008	1ST Quarter 2007
	(Euro)
	(Unaudited)
Basic and Diluted Earnings Per Share (EPS) (*)
– Ordinary Share	0.03	0.04
– Savings Share	0.04	0.05

Of which:
– From continuing operations
– Ordinary Share	0.03	0.04
– Savings Share	0.04	0.05
– From Discontinued operations/Non-current assets held for sale
– Ordinary Share	—	—
– Savings Share	—	—

(*) Basic EPS is equal to Diluted EPS.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007—ASSETS

	As of March 31, 2008	As of December 31, 2007
	(Unaudited)
	(millions of Euro)
NON-CURRENT ASSETS
Intangible assets
Goodwill	44,097	44,420
Intangible assets with a finite useful life	6,542	6,985

	50,639	51,405

Tangible assets
Property, plant and equipment owned	15,131	15,484
Assets held under finance leases	1,430	1,450

	16,561	16,934

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	475	484
Other investments	66	57
Securities, financial receivables and other non-current financial assets	933	695
Miscellaneous receivables and other non-current assets	848	866
Deferred tax assets	118	247

	2,440	2,349

TOTAL NON-CURRENT ASSETS (A)	69,640	70,688

CURRENT ASSETS
Inventories	330	308
Trade and miscellaneous receivables and other current assets	8,622	9,088
Current income tax receivables	51	101
Securities	234	390
Financial receivables and other current financial assets	1,182	377
Cash and cash equivalents	5,068	6,473

Current assets sub-total	15,487	16,737

Discontinued operations/Non-current assets held for sale
– of a financial nature	24	—
– of a non-financial nature	734	—

	758	—

TOTAL CURRENT ASSETS (B)	16,245	16,737

TOTAL ASSETS (A+B)	85,885	87,425

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007—EQUITY AND LIABILITIES

	As of March 31, 2008	As of December 31, 2007
	(Unaudited)
	(millions of Euro)
EQUITY
Equity attributable to equity holders of the Parent	26,178	25,922
Equity attributable to Minority Interest	973	1,063

TOTAL EQUITY (A)	27,151	26,985

NON-CURRENT LIABILITIES
Non-current financial liabilities	35,807	37,051
Employee benefits	1,157	1,151
Deferred tax liabilities	778	586
Provisions	912	903
Miscellaneous payables and other non-current liabilities	1,566	1,587

TOTAL NON-CURRENT LIABILITIES (B)	40,220	41,278

CURRENT LIABILITIES
Current financial liabilities	6,294	6,585
Trade and miscellaneous payables and other current liabilities	11,076	12,380
Current income tax payables	148	197

Current liabilities sub-total	17,518	19,162

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
– of a financial nature	776	—
– of a non-financial nature	220	—

	996	—

TOTAL CURRENT LIABILITIES (C)	18,514	19,162

TOTAL LIABILITIES (D=B+C)	58,734	60,440

TOTAL EQUITY AND LIABILITIES (A+D)	85,885	87,425

CONSOLIDATED CASH FLOW STATEMENTS FOR THE THREE MONTHS ENDED

MARCH 31, 2008 AND 2007

	1ST Quarter 2008	1ST Quarter 2007
	(millions of Euro)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations	557	835
Adjustments for:
Depreciation and amortization	1,463	1,373
Impairment losses (reversals) on non-current assets (including investments)	31	(93)
Net change in deferred tax assets and liabilities	343	289
Losses (gains) realized on disposals of non-current assets (including investments)	(26)	(11)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(19)	(29)
Change in employee benefits	4	(8)
Change in inventories	(23)	(37)
Change in trade receivables and net receivables on construction contracts	511	46
Change in trade payables	(1,003)	(388)
Net change in miscellaneous receivables/payables and other assets/liabilities	96	365

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	1,934	2,342

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	(443)	(459)
Purchase of tangible assets on an accrual basis	(785)	(669)

Total purchase of intangible and tangible assets on an accrual basis	(1,228)	(1,128)
Change in amounts due to fixed asset suppliers	(279)	(361)

Total purchase of intangible and tangible assets on a cash basis	(1,507)	(1,489)
Acquisitions of subsidiaries and businesses, net of cash acquired	—	(669)
Acquisition of other investments	—	—
Change in financial receivables and other financial assets	(204)	434
Proceeds from sale of subsidiaries, net of cash disposed of	—	2
Proceeds from sale/repayments of intangible, tangible and other non-current assets	44	14

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(1,667)	(1,708)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other	41	(380)
Proceeds from non-current financial liabilities (including current portion)	211	181
Repayments of non-current financial liabilities (including current portion)	(1,859)	(1,298)
Proceeds from equity instruments	—	—
Share capital proceeds/repayments	—	—
Dividends paid	(26)	(18)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(1,633)	(1,515)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	(24)	45

AGGREGATE CASH FLOWS (E=A+B+C+D)	(1,390)	(836)

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	6,204	6,960

Net foreign exchange differences on net cash and cash equivalents (G)	(20)	10

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	4,794	6,134

CONSOLIDATED CASH FLOW STATEMENTS FOR THE THREE MONTHS ENDED

MARCH 31, 2008 AND 2007

	1ST Quarter 2008	1ST Quarter 2007
	(millions of Euro)
	(Unaudited)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid)/received	(23)	(29)

Interest paid	(947)	(1,217)

Interest income received	131	345

Dividends received	11	5

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	6,449	7,260
• Bank overdrafts repayable on demand – from continuing operations	(275)	(258)
• Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	30	5
• Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	(47)

	6,204	6,960

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
• Cash and cash equivalents – from continuing operations	5,068	6,495
• Bank overdrafts repayable on demand – from continuing operations	(280)	(364)
• Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	14	7
• Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	(8)	(4)

	4,794	6,134

*****

The consent of Reconta Ernst & Young S.p.A. to the incorporation by reference into the Registration Statement on Form F-3 of Telecom Italia Capital S.A. (Registration No. 333-127351) and Telecom Italia S.p.A. (Registration No. 333-127351-01) of the report of such firm, included in Telecom Italia S.p.A.’s Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission on May 8, 2008, on the consolidated financial statements of Telecom Italia S.p.A. is set forth in Exhibit 99.1 hereto.

EXHIBIT INDEX

99.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A

By:	/s/ ENRICO PARAZZINI
Name:	Enrico Parazzini
Title:	Chief Financial Officer

Dated May 28, 2008